SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

2014 Interim Results Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 29, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2014 Interim Results Announcement

(1)	IMPORTANT MESSAGE

a.	This interim report summary is extracted from the full text of the 2014 interim report. For detailed content, investors are advised to read the full text of the 2014 interim report which is published on the website of Shanghai Stock Exchange or other designated website of China Securities Regulatory Commission.

b.	Corporate Information

Stock Abbreviation	SHANGHAI PECHEM
Shares Stock Code	600688
Stock Exchange Listing	Shanghai Stock Exchange
Stock Abbreviation	SHANGHAI PECHEM
Shares Stock Code	00338
Stock Exchange Listing	Hong Kong Exchanges and Clearing Limited (“Hong Kong Stock Exchange”)
Shares Stock Code	SHI
Stock Exchange Listing	New York Stock Exchange

	Secretary to the Board	Securities Affairs Representative

Name	Tang Weizhong	Wu Yuhong
Correspondence	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China
Address	(the “PRC”)
Postal Code: 200540
Telephone	86-21-57943143	86-21-57933728
Fax	86-21-57940050	86-21-57940050
E-mail	tom@spc.com.cn	wuyh@spc.com.cn

2.	MAJOR FINANCIAL DATA AND INDICATORS

2.1	Major Financial Data

Prepared under the China Accounting Standards for Business Enterprises (“CAS”)

Retrospective adjustment to or restatement of the accounting data for prior years by the Company due to change of accounting policies and correction of accounting errors.

2.1.1	Major Accounting Data

			Amount RMB’000
Major Accounting Data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)

Revenue	51,374,277	57,110,922	–10.0
Net profit attributable to equity shareholders of the Company (“–” to indicate loss)	–164,911	438,020	–137.6
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“–” to indicate loss)	–157,119	463,678	–133.9
Net cash inflow from operating activities	836,448	3,375,731	–75.2

	As at the end of the Reporting Period	Corresponding period of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)

Net assets attributable to equity shareholders of the Company	17,153,629	17,831,617	–3.8
Total assets	33,712,731	36,915,933	–8.7

2.1.2	Major Financial Indicators

	The Reporting Period (January to	Corresponding period of the previous year		Increase/ decrease as compared to the corresponding period of the previous
Major Financial Indicators	June)	**Post-Restatement	Pre-Statement	year (%)

Basic earnings per share (“-” to indicate loss, RMB/Share)	–0.015	0.041	0.061	–137.6
Diluted earnings per share (“-” to indicate loss, RMB/Share)	–0.015	0.041	0.061	–137.6
Basic earnings per share excluding non-recurring items (“-” to indicate loss, RMB/Share)	–0.015	0.043	0.064	–133.9
Return on net assets (weighted average) (%)*	–0.943		2.667	decrease 3.610 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)	–0.898		2.823	decrease 3.721 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.
**	After the implementation of share capital increase from the capital reserve December 2013, total shares of the Company increased from 7.2 billion Shares to 10.8 billion shares.

2.1.3	Non-recurring Items and Amount

RMB’000
Non-recurring items	Amount

Net loss from disposal of non-current assets	–8,205
Employee reduction expenses	–2,825
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	11,873
Income from external entrusted loans	1,150
Other non-operating income and expenses other than those mentioned above	–8,559
Income tax effect	–1,629
Effect attributable to minority interests (after tax)	403

Total	–7,792

2.1.4	Differences between Interim Financial Report prepared under CAS and IFRS

Amount RMB’000
	Net profit attributable to equity shareholders of the Company (“–” for net loss)		Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period

Prepared under CAS	–164,911	438,020	17,153,629	17,831,617
Prepared under IFRS	–123,601	473,212	17,068,893	17,732,494

For detailed differences, please refer to the Supplementary Information of the interim financial statements prepared under CAS.

2.2	Shareholdings of the Top Ten Shareholders

Total number of shareholders as at the end of the Reporting Period	130,235

Shareholdings of the Top Ten Shareholders

Name of shareholders (Full name)	Type of shareholder	Percentage of total shareholding (%)	Number of shares held at the end of the Reporting Period (shares)	Increase (+)/ decrease (–) during the Reporting Period (shares)	Number of trading restricted shares held (shares)	Number of shares pledged or frozen

China Petroleum & Chemical Corporation	State-owned enterprise/legal person	50.56	5,460,000,000	0	5,460,000,000	Nil

HKSCC (Nominees) Limited	Foreign legal Person	31.90	3,444,741,653	+3,075,000	—	Unknown

Shanghai Kangli Gong Mao Company	Other	0.23	25,160,000	–95,000	25,095,000	Unknown

Zhejiang Economic Construction Investment Co., Ltd	Other	0.17	18,000,000	0	18,000,000	Unknown

Bank of China Limited – Jiashi CSI 300 exchange-traded index securities investment fund	Other	0.11	11,592,099	–198,551	—	Unknown

Lee Huogen	Other	0.08	8,931,869	Unknown	—	Unknown

Shanghai Textile Development Corporation	Other	0.08	8,475,000	0	8,475,000	Unknown

Shanghai Xiangshun Shiye Company Limited	Other	0.08	8,250,000	0	8,250,000	Unknown

Industrial and Commercial Bank of China Limited – China CSI 300 exchange-traded index securities investment fund	Other	0.08	8,203,866	+396,400	—	Unknown

IP KOW	Foreign legal person	0.08	8,148,000	0	—	Unknown

Top ten shareholders of tradable shares in circulation:

Name of shareholder	Number of circulating tradable shares held	Type of shares

HKSCC (Nominees) Limited	3,444,741,653	Overseas listed foreign shares

Bank of China Limited – Jiashi CSI 300 exchange-traded index securities investment fund	11,592,099	RMB-denominated ordinary shares

Lee Huogen	8,931,869	RMB-denominated ordinary shares

Industrial and Commercial Bank of China Limited – China CSI 300 exchange-traded index securities investment fund	8,203,866	RMB-denominated ordinary shares

IP KOW	8,148,000	Overseas listed foreign shares

Industrial and Commercial Bank of China Limited – Hua Tai Bairui CSI 300 exchange-traded index securities investment fund	7,990,400	RMB-denominated ordinary shares

Yangtze River Bay Investment Group Co., Ltd.	7,512,692	RMB-denominated ordinary shares

Shao Shuai	6,663,600	RMB-denominated ordinary shares

Jiang Guoliang	6,043,700	RMB-denominated ordinary shares

China Life Insurance Company Limited – Dividend – Individual Dividend-005L-FH002 Shanghai	5,999,953	RMB-denominated ordinary shares

Description of any connected relationships or act-in-concert parties relationships among the shareholders listed above	Among the above mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned enterprise legal person, does not have any connected relationships with the other shareholders and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders or any act-in-concert parties under the Administrative Measures on the Acquisition of Listed Companies.

2.3	Interests and short positions of the substantial shareholders and other persons in the shares, underlying shares or debentures of the Company

As at 30 June 2014, the interests and short positions of the Company’s substantial shareholders (including those who are entitled to exercise, or control the exercise, of 5% or more of the voting power at any general meeting of the Company) and other persons (excluding the Directors, Supervisors, and Senior Management) who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) in the shares, underlying shares of equity derivatives or debentures of the Company as recorded in the register required to be kept under Section 336 of the SFO are set out below:

(i)	Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held (shares)	% of total issued share capital	% of shareholding in the Company’s total issued H shares	Capacity

China Petroleum & Chemical Corporation	5,460,000,000 Promoter of legal person shares (L)	50.56	—	Beneficial owner

BlackRock, Inc.	179,780,044(L)	1.66(L)	5.14(L)	Beneficial owner;
	17,744,000(S)	0.16(S)	0.51(S)	Investment manager; Other (Available-for- lending shares)

(L): Long Position; (S): Short Position

Save as disclosed above, no interests of the substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, the underlying shares of equity derivatives, or debentures of the Company were recorded in the register as required to be kept under Section 336 of the SFO.

(ii)	Short positions in shares, underlying shares or debentures of the Company

As at 30 June 2014, no short positions of the substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, underlying shares of equity derivatives or debentures of the Company were recorded in the register as required to be kept under Section 336 of the SFO.

(iii)	Interests and short positions of the Directors, Supervisors and Senior Management in the shares, underlying shares or debentures of the Company

Save as disclosed above, as at 30 June 2014, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning ascribed to it in Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 30 June 2014, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

3.	REPORTS OF THE DIRECTORS

3.1	Discussion and analysis of the overall operation during the Reporting Period

The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group (the Company and its subsidiaries) and the notes in the interim report. Unless otherwise specified, part of the financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.

Review and discussion on operating results

In the first half of 2014, the global economy continued to experience a slow recovery, with a relatively strong recovery in the U.S., while growth in Europe remained weak although the impact of the European debt crisis continued to dissipate. The economies of emerging and developing countries remained in a downward trend. Despite slowing down, the PRC economy has gradually stabilised, maintaining stable growth within a reasonable range. Gross domestic product (GDP) grew by 7.4% in the first half of the year, signaling a further slowdown in economic growth. In the first half of the year, the PRC petrochemical market generally remained stable, but was impacted by weakened growth of market demand and a relatively rapid increase in production capacity, and the petrochemical product market remained sluggish with a further intensifying competition in the industry.

Under challenging economic conditions in the first half of 2014, the Group lowered crude oil processing volume in view of the market conditions, upstream and downstream material balance and plant maintenance, which reduced the profit of the refinery segment to a certain degree. Given the continuous downturn in petrochemical demand, the price of petrochemical products weakened, thus leading to a significant year-on-year decline in the prices of the Group’s major petrochemical products, thereby enlarging the loss of the petrochemical segment. For the six months ended 30 June 2014, the Group’s revenue amounted to RMB51,345.0 million, representing a decrease of RMB5,740.9 million or 10.06% year-on-year. Loss before income tax amounted to RMB127.5 million (profit before income tax amounted to RMB650.6 million for the same period last year), representing a decrease of RMB778.1 million year-on-year. Loss after income tax and non-controlling Shareholders’ interests amounted to RMB123.6 million (profit before taxation amounted to RMB473.2 million for the same period last year), representing a decrease of RMB596.8 million year-on-year.

In the first half of 2014, the total volume of goods produced by the Group amounted to 6,661,500 tons, representing a decrease of 12.84% year-on-year. From January to June, the Group processed 7,225,700 tons of crude oil (including 730,900 tons of crude oil processed on a sub-contract basis), representing a decrease of 481,600 tons or 6.25% year-on-year. Total production of refined oil products reached 4,251,200 tons, representing a decrease of 4.45% year-on-year. Of this, the output of gasoline was 1,514,700 tons, representing an increase of 9.63% year-on-year; the output of diesel was 2,033,300 tons, representing a decrease of 19.15% year-on-year; and the output of jet fuel was 703,200 tons, representing an increase of 27.16% year-on-year. The Group produced 404,700 tons of ethylene and 364,600 tons of paraxylene, representing a decrease of 15.46% and 20.20% year-on-year, respectively. The Group also produced 487,900 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a decrease of 11.31% year-on-year; 361,700 tons of synthetic fibre monomers, representing a decrease of 19.34% year-on-year; 204,700 tons of synthetic fibre polymers, representing a decrease of 22.70% year-on-year; and 116,900 tons of synthetic fibres, representing a decrease of 8.39% year-on-year. During the Reporting Period, the Group’s output-to-sales ratio and receivable recovery ratio were 100.54% and 100.00%, respectively.

The Group placed a high priority on HSE, maintaining the safety and the environmental protection conditions at favourable levels. During the Reporting Period, the Group further optimised its safety production system and structure and commenced rectification work on potential hazards. The Group fostered environmental protection and completed denitrification projects for furnaces No. 1 and 2 at the Thermal Power Division listed as a supervised environmental protection project in Shanghai. With its active involvement in carbon emission statistics examination and carbon emission trading, the Group sold 120,000 tons in carbon quota trading in the first half of 2014. The Group continued to work towards achieving its “seven zeroes” target (deaths due to industrial accidents, serious injuries, accidents involving major fires and explosions, accidents involving major environmental pollution, accidents involving major occupational disease hazards, major traffic accidents and major accidents involving production safety responsibility) with regard to safety and environmental protection. The comprehensive compliance rate of drained wastewater discharge reached 100%, and total COD and sulfur dioxide emission were brought down by 1.32% and 41.04% year-on-year, respectively.

Plant operations proceeded smoothly. The Group continually enhanced its management of process technology for its plants while improving technical and economic indicators. During the Reporting Period, among 102 major technical and economic indicators listed for assessment, there were improvements over the previous year in 52 of them, representing an improvement rate of 50.98%. 33 of the indicators reached advanced levels in the industry, representing a ratio of 32.35%. The first phase of production plant maintenance for the year, with a focus on residual oil hydrogenation plants, was completed. The Group continued to consolidate its management of specialised equipment, key units and gear transmission equipment as well as anti-corrosion for equipment and management of heaters.

System optimisation was thoroughly implemented. During the Reporting Period, the Group continued to make use of competitive edges in the integration of its refinery and petrochemical segments. Fully leveraging the high degree of adaptability of its refinery plants, the Group increased the procurement and refining volume of low-grade crude oil and further concentrated on crude oil procurement, which brought about lower crude oil cost. Refinery and petrochemical production were also optimised. The Group further strengthened refined oil product structure by lowering production of some less profitable petrochemical products and boosting production of high-end gasoline. The Group strengthened the tracing of marginal contribution of the plants, and suspended production at some plants in phases while prioritising the production of more profitable and marketable products in accordance with market conditions. Employing various innovative means of financing, the Group successfully implemented various offshore financing measures such as overseas agency payments and risk participation, hence lowering its capital costs. During the period, Shanghai Jinshan Trading Corporation , the Group’s holding subsidiary, has established in Shanghai Free Trade Pilot Zone to further expand the Group’s trading segment, increase its trading volume, expand its financing channels, and lower financing costs.

The Group continued its efforts in technological advancement and informationisation. During the Reporting Period, the Group developed and produced 148,600 tons of new products. 349,400 tons of new synthetic resins products and specialised materials were produced, with a differentiation rate reaching 64.66% for synthetic fibres. The Group also submitted 25 patent applications, with four authorisations granted. Construction of the Synthetic Fibres Processing and Application Centre had commenced. In the first half of the year, the Group promoted an intensified integration and innovation of industrialisation and informationisation, and completed for its analysis and monitoring system for production and operations.

The Group put further strengthened internal corporate management. During the Reporting Period, the Group continued to strengthen the application of its integrated management system, expand the scope of certification of the system and passed the assessment on its laboratory proficiency. The Group actively fostered the central management of electricity and commenced pilot programs on procedural management. Through further planning and research on corporate development, the Group has completed the preparation of its middle to long-term development plan and preliminary integrated refinery plan.

The Company was proactive in fulfilling its corporate social responsibilities. It was successful in ensuring the stable supply of refined oil products to the market in the first half of the year by supplying a total of 3.70 million tons of refined oil. Of this amount, the Company supplied 1.52 million tons of gasoline (including the supply of 720,000 tons National IV standard gasoline to Zhejiang Province, 220,000 tons of Su V standard gasoline to Jiangsu Province and 70,000 tons of Yue IV standard gasoline to Guangdong Province), 1.88 million tons of diesel and 300,000 tons of jet fuel, continuing to supply a variety of quality petrochemical products to the public. The Company continued to engage in environmental protection by organising the “Public Open Day” – inviting civil servants, members of the National People’s Congress and residents to visit the Company’s production plants and environmental protection treatment sites. The Company safeguarded the vital interests of its employees and focused on completing a collaborative development project with the provincial government, thus maintaining a harmonious and stable environment for the Company’s development.

The following table sets forth the Group’s sales volume and net sales, net of sales taxes and surcharges, for the Reporting Period:

	For the six months ended 30 June
	2014			2013
	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total

Synthetic fibres	114.7	1,434.3	3.1	124.3	1,626.9	3.1
Resins and plastics	614.6	5,915.7	12.6	732.0	6,818.0	13.1
Intermediate petrochemicals	1,041.3	6,769.7	14.5	1,287.8	9,667.5	18.5
Petroleum products	4,504.7	25,436.0	54.5	5,066.6	27,953.0	53.6
Trading of petrochemical products	—	6,674.0	14.3	—	5,645.7	10.8
Others	—	461.1	1.0	—	451.1	0.9

Total	6,275.3	46,690.8	100.0	7,210.7	52,162.2	100.0

In the first half of 2014, net sales of the Group amounted to RMB46,690.8 million, representing a decrease of 10.49% over the same period of the previous year. Of this, net sales of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products declined by 11.84%, 13.23%, 29.97% and 9.00%, respectively. Net sales from the trading of petrochemical products increased by 18.21%. The decrease in net sales was mainly due to the decrease in the Company’s total output, which led to a decrease in sales volume of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products over the same period of the previous year. During the Reporting Period, the sales volume of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased by 7.72%, 16.04%, 19.14% and 11.09%, respectively, over the same period of the previous year. The increase of the Group’s net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of the trading company held by the Group. In the first half of the year, the Group’s net sales of “Others” rose 2.22% over the same period of the previous year, which was mainly attributable to an increase in the Group’s revenue from oil processed on a sub-contract basis.

Most of the Group’s products are sold in eastern China.

In the first half of 2014, the Group’s cost of sales declined by 9.95% year-on-year to RMB46,223.9 million, representing 99.00% of total net sales.

The Group’s main raw material is crude oil. In the first half of 2014, global crude oil maintained the balance between supply and demand. The international crude oil prices were in an upward trend mainly due to the impact of the geopolitical situation. In the first half of the year, the peak and bottom closing prices of Brent crude oil futures were US$115.32/barrel and $103.23/barrel, respectively, and the average price during the Reporting Period was approximately US$108.93/barrel, representing an increase of 1.74% year-on-year. The peak and the bottom closing prices of West Texas Intermediate crude oil were US$107.12/barrel and $92.04/barrel, respectively, and the average price during the Reporting Period was approximately US$100.85/barrel, representing an increase of 7.23% year-on-year. The peak and the bottom closing prices of Dubai crude oil futures were US$111.16/ barrel and $101.45/barrel, respectively, and the average price during the Reporting Period was approximately US$105.29/barrel, representing an increase of 0.90% year-on-year. In the first half of 2014, the average unit cost of crude oil (for the Group’s own account) was RMB4,866.94 per ton, representing an increase of RMB13.55per ton or 0.28% year-on-year. The Group processed a total of 6,494,800 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing a decrease of 862,100 tons over the same period of the previous year. Taken together, the total costs of crude oil processing decreased by RMB4,096 million. Of this, the cost decreased by RMB4,184 million due to the decrease in crude oil processing volume. The increase in the average unit cost of crude oil processed brought costs up by RMB88 million. From January to June this year, crude oil processed on a sub-contract basis reached 730,900 tons. For the Reporting Period, the Group’s cost of crude oil accounted for 68.38% of the total cost of sales.

In the first half of 2014, the Group’s expenses for other auxiliary materials amounted to RMB4,602.8 million, a decline of 10.04% over the same period of the previous year, which was mainly due to a decline in the Group’s production capacity during the period, leading to lower expenses for auxiliary materials. During the Reporting Period, the Group’s depreciation and amortization expenses declined by 11.54% year-on-year to RMB1,137.3 million, mainly due to the decrease in fixed assets over the same period of the previous year. Maintenance expenses reduced by 21.97% year-on-year over the same period of the previous year, to RMB419.8 million, mainly due to the reduced amount of actual incurred maintenance expenses. Fuel and power expenses declined by RMB243 million year-on-year to RMB1,170.9 million during the Reporting Period.

In the first half of 2014, selling and administrative expenses of the Group amounted to RMB273.9 million, representing a decrease of 18.19% as compared with RMB334.8 million over the same period of the previous year. This was mainly due to a decrease in transportation fees, which was in line with the decline in sales volume during the Reporting Period.

In the first half of 2014, the other operating income of the Group amounted to RMB49.6 million, representing an increase of RMB21.7 million year-on-year. This was mainly due to an increase in government grants and the gains on disposal of fixed assets in the first half of 2014.

In the first half of 2014, the Group’s net finance expenses amounted to RMB253.5 million, compared to RMB149.7 million of net finance income over the same period of the previous year. This was mainly due to the depreciation of the RMB against the US dollar, resulting in exchange losses from US currency borrowings of RMB83.6 million during the Reporting Period, compared to net gains of RMB308.7 million over the same period of the previous year.

In the first half of 2014, the Group realised loss after tax and profit attributable to non-controlling interests of RMB123.6 million, representing a decrease of RMB596.8 million compared to profit after tax and profit attributable to non-controlling interests of RMB473.2 million over the same period of the previous year.

Liquidity and capital resources

The Group’s net cash inflow from operating activities amounted to RMB636.7 million in the first half of 2014 as compared to net cash inflow of RMB3,192.5 million over the same period of the previous year, due to the following major reasons: (1) the lower inventory balance at the end of the period led to an increase of RMB1,308.1 million in operating cash flow in the Reporting Period (as compared to an increase in operating cash flow of RMB282.2 million due to a lower inventory balance at the end of the same period of the previous year); (2) a decrease in operating payables led to a decrease in operating cash flow of RMB2,795.6 million in the Reporting Period (as compared to an increase in operating cash flow of RMB1,659.9 million as a result of an increase in operating payables over the same period of the previous year).

In the first half of 2014, the Group’s net cash outflow from investment activities amounted to RMB373.7million as compared to a net cash outflow of RMB542.1 million over the same period of the previous year. This was primarily attributable to a year-on-year decrease in the Group’s capital expenditure during the Reporting Period, resulting in a decline of RMB204.8 million in net cash outflow from investment activities.

In the first half of 2014, the Group’s net cash outflow from financing activities amounted to RMB74.2 million compared to net cash outflow of RMB2,521.0 million over the same period of the previous year, primarily attributable to the year-on-year decrease in the Group’s new borrowings during the Reporting Period.

Borrowings and debts

The Group’s long-term borrowings are mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2014, the Group’s total borrowings increased by RMB14.1 million to RMB7,736.0 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, which was mainly attributable to an increase in short-term borrowings by RMB617.7 million and a decrease in long-term borrowings by RMB603.5 million.

Risk from Exchange Rate Fluctuations

Since the majority of the Group’s debt is denominated in foreign currency, changes in exchange rates affect the Group’s financial expenses and hence have an impact on the Group’s profitability. As at 30 June 2014, the Group’s borrowings in US dollars amounted to RMB2,276.1 million.

Capital expenditures

In the first half of 2014, the Group’s capital expenditure amounted to RMB171 million, mainly for the upgrading of diesel quality at No. 3 diesel hydrogenation plant, the 100,000 tons/year EVA plant project, the denitration and dedusting project for furnaces 1 and 2 of Thermal Power Division, and other energy-saving and environmental protection projects.

In the second half of the year, the Group will continue to implement projects such as the upgrading of diesel quality at No. 3 diesel hydrogenation plant and the 100,000 ton/year EVA plant project, and will also promote the second phase of tertiary treatment and reuse project for waste water to be discharged, and the environmental risk management project at the petroleum coke yard of Thermal Power Division. The Group plans to fund these capital expenditure with cash from operations and banking facilities.

Liability-to-asset ratio

As at 30 June 2014, the Group’s liability-to-asset ratio was 48.21% (As at 31 December 2013: 50.89%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s employees

As at 30 June 2014, the total number of employees of the Company amounted to 13,708, among which the number of production personnel was 8,004; the number of sales staff, financial officers and others was 4,087; and the number of administrative staff was 1,617. A total of 44.22% of the Group’s employees were college or above graduates.

Income tax

The PRC Enterprise Income Tax Law took effect from 1 January 2008, after which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate for the Group in 2014 is 25%.

Disclosure required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material changes in the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 which is different from the information disclosed in the Company’s 2013 annual report.

Market outlook and work plans for the second half of the year

The international environment will remain uncertain in the second half of 2014. It is difficult for the economy to achieve a rapid recovery in the short term. Since the U.S. economy is seeing positive growth and the European economy is stable, the international economy in the second half of the year may be slightly better than the first half of the year. With reforms and policy adjustments, the PRC economy and market potential will be given a further boost. Meanwhile, with pressure from the economic downturn as well as economic transformation and upgrade, in the second half of 2014, the PRC economy is expected to be relatively stable or to remain the same as the first half. Growth of the PRC petrochemical industry has slowed from a rapid pace to a more moderate pace. With adequate supply in the long run and severe challenges posed by the low-cost chemical products as a result of the development of shale gas in the U.S. as well as light hydrocarbon resources in the Middle East, international competition will intensify even further. Given the stable economy and the rebound in demand in the PRC, the petrochemical industry is expected to show steady and moderate growth in the second half of the year.

The international petroleum market will enter into the traditional consumption peak season in the second half of 2014, and demand for crude oil will expand. With sufficient crude oil supply, the international crude oil market will basically maintain balance in supply and demand. The geopolitical situation in regions such as Iraq will continue to support international crude oil prices, while the accelerated exploration of shale gas in the U.S. and the recovery in traditional petroleum exploration will restrain prices. As the U.S. will withdraw its quantitative easing monetary policy while edging up its monitoring on speculation by financial institutions, the larger investment banks will eventually withdraw from the bulk commodity market, and thus the interference of speculative factors on international oil prices will weaken. All in all, international oil prices are expected continue to fluctuate at a prevailing high level in the second half of the year.

Facing a challenging market environment in the second half of the year, we will focus on improving the quality and efficiency of our development and will continue to focus on safety and environmental protection as well as stable production. The Group will continue to consolidate its system optimisation, cost reductions and strict management as it strives to seize the opportunities brought by the prevailing favourable market environment and to achieve a turnaround on its efficiency.

1.	Consolidating safety and environmental protection; establishing a meticulous safety accountability system; enhancing hazard checks and governance; fostering the establishment and commencement of environmental protection governance projects; strengthening maintenance, management and daily monitoring of plant operations to ensure safe production and operations.

2.	Continuing to optimise its production and operation system and optimising and adjusting its refined oil structure based on changes in prices of crude oil and refined oil while increasing the proportion and amount of production of high-end gasoline products; focusing on the optimization of ethylene and aromatic feedstocks as well as the residual oil and vacuum gas oil processing schemes; enhancing the tracing of marginal contribution of petrochemical plants, and making timely adjustments in loads in accordance with changes in efficiency.

3.	Increasing efforts to reduce costs and expenses; continuing to manage and control major expenses such as maintenance costs, selling expenses, finance expenses and general and administrative expenses; fully unleashing the potential of refinery plant processing; focusing on central procurement for crude oil; focusing on price-effective oil types and processing methods and lowering the cost of crude oil procurement; further optimising the Group’s financing structure and conducting low-cost financing; optimising sales within regions and sales process; cutting distribution expenses; enhancing the connection between production and sales and reducing the utilisation of capital reserves.

4.	Intensifying internal management; fully fostering the separation of business responsibilities and the streamlining of business flow and further optimising business and management flow; adhering to efficiency-oriented performance appraisal; enhancing staff motivation and striving to reduce total headcount.

3.2	Analysis of the Company’s Principal Operations and Performance (Part of the following financial data was extracted from the unaudited interim report prepared under the China Accounting Standards for Business Enterprises (“CAS”))

3.2.1	Analysis of Changes in the Company’s Major Financial Data

				Amount
				RMB’000
Item	As at 30 June 2014	As at 31 December 2013	Change (%)	Reason for change

Cash at bank and on hand	322,179	133,256	141.77	An increase in bank deposits in the Reporting Period

Notes receivable	1,803,879	2,984,445	–39.56	A decline in sales in the Reporting Period

Advances to suppliers	73,680	5,930	1,142.50	An increase in prepaid tariff

Accounts payable	6,152,257	8,851,932	–30.50	A decline in volume of product processed and raw materials procured in the Reporting Period

Advances from customers	353,902	507,960	–30.33	Sales fell in the Reporting Period

Interest payable	15,336	10,740	42.79	Borrowing rates rose

Dividends payable	560,258	20,918	2,578.35	Increase in dividends declared but not paid

Long-term borrowings	24,290	627,800	–96.13	Issued advance repayment of loans for the Reporting Period

Specific reserve	32,755	5,832	461.64	Provisions for the unused portion of safety production costs increased

Undistributed profits	1,653,121	2,358,032	–29.89	Loss during the period

	For the six months period
	ended 30 June
Item	2014	2013	Change (%)	Reason for change

Revenue	51,374,277	57,110,922	–10.04	Decline in refined oil production and sales volume; market downturn in chemical sector and decline in sales volume

Cost of sales	45,017,696	50,019,472	–10.00	A fall in the volume of crude oil processed; costs of crude oil processing decreased

Taxes and surcharges	4,654,222	4,923,735	–5.47	A decline in sales of refined oil products and a reduction in consumption tax

Selling and distribution expenses	273,907	334,802	–18.19	Sales declined and shipping costs declined in the Reporting Period

General and administrative expenses	1,224,420	1,325,241	–7.61	Maintenance costs were reduced in the Reporting Period

Financial expenses (“–” to indicate gain)	279,343	–149,729	–286.57	Depreciation of RMB against the US dollar, higher foreign exchange losses

Investment income (“–” to indicate loss)	–65,716	8,157	–905.64	Loss of associates led to higher investment loss

Non-operating income	25,355	7,943	219.21	Increase in government grants; Gains on disposal of fixed assets increased

Income tax expenses	–6,856	167,015	–104.11	Recorded a loss in the Reporting Period

Net profit attributable to shareholders of the Company (“–” to indicate loss)	–164,911	438,020	–137.65	A fall in the volume of oil processed and a reduction in the profit of the refinery segment; A fall in margin of the petrochemical segment, enlarging the loss

	For the six months period
	ended 30 June
Item	2014	2013	Change (%)	Reason for change

Net cash flows generated from operating activities	836,448	3,375,731	–75.22	Decrease in operating payables

Net cash flows used in investing activities	–373,651	–542,138	–31.08	Decrease in cash paid to acquire fixed assets and other long-term assets

Net cash flows used in financing activities	–273,979	–2,704,263	–89.87	Reduced demand for liquidity

Research and development expenditure	20,126	20,701	–2.78	—

3.2.2	Principal Operations by Segment, Product and Geographical Location

(a)	Principal operations by segment or product

					Increase/	Increase/	Increase/decrease
					decrease in	decrease in	in gross profit
					revenue	cost of sales	margin compared
					compared to	compared to	to the
			Gross		corresponding	corresponding	corresponding
		Cost	profit		period of the	period of the	period of the
	Revenue	of sales	margin		previous year	previous year	previous year
Segment or product	(RMB’000)	(RMB’000)	(%)		(%)	(%)	(percentage points)

Synthetic fibres	1,455,724	1,559,915	–7.16		–11.71	–10.62	Decreased by 1.31 percentage points
Resins and plastics	5,992,827	5,800,333	3.21		–13.14	–17.56	Increased by 5.19 percentage points
Intermediate petrochemicals	6,870,914	6,132,796	10.74		–29.88	–25.72	Decreased by 4.99 percentage points
Petroleum products	29,882,039	24,644,967	17.53	*	–8.43	–9.05	Increased by 0.56 of a percentage point
Trading of petrochemical products	6,674,630	6,561,594	1.69		18.22	17.75	Increased by 0.38 of a percentage point
Others	498,143	318,091	36.14		2.89	1.98	Increased by 0.57 of a percentage point

*	Gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounts to 4.11%.

(b)	Principal operations by geographical location

		Amount RMB’000
		Increase/decrease
		in revenue
		compared
		to corresponding
		period of the
Geographical location	Revenue	previous year (%)

Eastern China	49,392,481	–9.63
Other regions in the PRC	1,864,819	–17.32
Exports	116,977	–42.05

3.3	Analysis of Investments

3.3.1	Entrusted Wealth Management and Derivatives Investment by Non-Financial Companies

(a)	Entrusted wealth management

The Company did not engage in entrusted wealth management during the Reporting Period.

(b)	Entrusted loans

Project status of entrusted loans

									Amount RMB’000
			Interest		Whether	Whether	Whether	Whether
	Amount of		rate of	Whether	it is	it has	it is	the capital
	entrusted	Maturity	loan	it is	connected	been	related to	represents	Connected	Expected
Borrower	loan	period	%	overdue	transaction	extended	lawsuits	proceeds	relationship	income

Chevron Phillips Chemicals (Shanghai) Corporation	30,000	2014/4/25 - 2015/4/24	3.25	No	No	No	No	No	Nil	799
	12,000	2013/8/28 - 2014/8/28	3.25	No	No	No	No	No	Nil	64
	28,000	2013/11/28 - 2014/11/27	3.25	No	No	No	No	No	Nil	376

Note:	The aforementioned entrusted loans are loans provided to shareholders according to the proportion of shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

3.3.2	Application of Capital Raised

During the Reporting Period, the Company did not raise capital or use capital raised in previous reporting periods.

3.3.3	Major Projects from Non-raised Capital

Major project	Total project investment RMB million	Project progress as at 30 June 2014

100,000 ton/year EVA Plant	1,132	Basic design

Denitration and dedusting transformation of furnaces 1 and 2 of Thermal Power Division	108	Under construction

Diesel quality upgrade of diesel hydrogenation unit No. 3	75	Under construction

3.4	Plan for Profit Appropriation or Capital Reserve

3.4.1	Implementation or Amendment of Profit Distribution Proposal for the Reporting Period

The 2014 Annual General Meeting held on 18 June 2014 has considered and approved the scheme for profit appropriation in 2013. Based on the total capital of 10,800,000,000 shares as of 31 December 2013, distributing annual dividend of RMB0.50 (VAT included) for every 10 shares. The respective announcement was published on “Shanghai Securities News”, “China Securities Journal”, and “Securities Times” on 19 June 2014, and was uploaded on the websites of Hong Kong Stock Exchange website, Shanghai Stock Exchange, and the Company. The Company also published an announcement regarding its profit distribution. The date of record and ex-dividend date for A-shares were 17 July 2014 and 18 July 2014 respectively. The dividend payment date for public shares of both A-shares and H-shares was 18 July 2014. The profit distribution proposal was implemented as planned.

3.4.2	Plan for Half-Yearly Profit Appropriation and Plan for Conversion of Capital Reserves to Increase Share Capital

The Company will not distribute its profit in the first half of 2014 and will not implement plan for conversion of capital reserves to increase share capital.

4.	Other Items

4.1	Corporate Governance

The Company acted in strict compliance with regulatory documents such as the Company Law, the Securities Law, Corporate Governance Principles for Listed Companies and Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the advancement of the Company’s system and management, to improve the corporate legal person governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 27 August 2014, the Audit Committee of the Eighth Session of the Board held its first meeting, primarily to review the interim financial report of the Group for the Reporting Period.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied the principles and complied with all code provisions of the Corporate Governance Code, except for certain deviations from code provisions A.2.1 and A.5.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reason: Mr. Wang Zhiqing has extensive experience in the management of petrochemical production. Mr. Wong is the most suitable candidate to serve the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve any of the positions listed above.

As an enhancement of the Company’s corporate governance practices and for the purpose of complying with the amendments to the Corporate Governance Code regarding board diversity, the Nomination Committee adopted a board diversity policy on 27 August 2013.

4.5	Implementation of Model Code for Securities Transactions

The Directors of the Company confirm that the Company has adopted the Model Code for Securities Transactions. After making specific enquiries with all of the Directors and Supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the Directors and Supervisors of the Company did not act in compliance with the requirements of the Model Code for Securities Transactions during the Reporting Period.

4.6	Other important events

The Company published an announcement regarding the restricted circulating shares of the Company acquiring the right to circulate in the market under the Optimisation of the Share Reform Programme on 13 August 2014. The listing of the restricted circulating shares involves a total of 765,000,000 shares, accounting for 7.08% of the total share capital of the Company. The trading of these restricted shares can commence on 20 August 2014.

There was no other important event during the Reporting Period.

5.	interim financial report

5.1	Interim financial statements prepared under China Accounting Standard for Business Enterprises

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June	31 December	30 June	31 December
	2014	2013	2014	2013
	(unaudited)		(unaudited)
ASSETS	Consolidated	Consolidated	Company	Company

Current assets
Cash at bank and on hand	322,179	133,256	268,412	78,448
Notes receivable	1,803,879	2,984,445	1,357,742	2,311,142
Accounts receivable	2,064,417	1,976,496	1,430,454	1,547,731
Advances to suppliers	73,680	5,930	63,009	1,759
Dividends receivable	57,728	—	57,728	—
Other receivables	58,040	48,883	21,654	25,282
Inventories	7,731,113	9,039,239	7,343,124	8,634,949
Other current assets	243,081	297,779	154,199	202,326

Total current assets	12,354,117	14,486,028	10,696,322	12,801,637

Non-current assets
Long-term equity investments	3,037,144	3,173,594	4,096,167	4,217,064
Investment properties	422,567	429,292	419,269	425,892
Fixed assets	15,869,743	16,768,602	15,466,391	16,340,739
Construction in progress	531,219	456,823	531,219	456,823
Intangible assets	449,728	458,532	366,451	372,607
Long-term prepaid expenses	349,565	458,463	333,667	442,226
Deferred tax assets	698,648	684,599	695,551	681,293

Total non-current assets	21,358,614	22,429,905	21,908,715	22,936,644

Total assets	33,712,731	36,915,933	32,605,037	35,738,281

CONSOLIDATED AND COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

LIABILITIES AND SHAREHOLDERS’ EQUITY	30 June	31 December	30 June	31 December
	2014	2013	2014	2013
	(unaudited)		(unaudited)
	Consolidated	Consolidated	Company	Company

Current liabilities
Short-term borrowings	7,096,400	6,484,336	7,496,400	6,522,336
Notes payable	16,447	12,680	—	—
Accounts payable	6,152,257	8,851,932	5,080,619	7,853,598
Advances from customers	353,902	507,960	296,554	441,266
Employee benefits payable	43,415	41,418	37,925	36,107
Taxes payable	793,143	840,682	771,204	821,586
Interest payable	15,336	10,740	15,167	10,615
Dividends payable	560,258	20,918	560,258	20,918
Other payables	455,435	637,098	626,725	1,045,905
Current portion of non-current liabilities	615,280	609,690	615,280	609,690

Total current liabilities	16,101,873	18,017,454	15,500,132	17,362,021

Non-current liabilities
Long-term borrowings	24,290	627,800	—	600,000
Other non-current liabilities	175,000	180,000	175,000	180,000

Total non-current liabilities	199,290	807,800	175,000	780,000

Total liabilities	16,301,163	18,825,254	15,675,132	18,142,021

Shareholders’ equity
Share capital	10,800,000	10,800,000	10,800,000	10,800,000
Capital surplus	493,922	493,922	493,922	493,922
Specific reserve	32,755	5,832	26,656	—
Surplus reserve	4,173,831	4,173,831	4,173,831	4,173,831
Undistributed profits	1,653,121	2,358,032	1,435,496	2,128,507

Total equity attributable to equity shareholders of the Company	17,153,629	17,831,617	16,929,905	17,596,260

Minority interests	257,939	259,062	—	—

Total shareholders’ equity	17,411,568	18,090,679	16,929,905	17,596,260

Total liabilities and shareholders’ equity	33,712,731	36,915,933	32,605,037	35,738,281

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2014	2013	2014	2013
	(unaudited)		(unaudited)
Items	Consolidated	Consolidated	Company	Company

Revenue	51,374,277	57,110,922	43,680,675	50,369,127
Less: Cost of sales	45,017,696	50,019,472	37,470,279	43,385,622
Taxes and surcharges	4,654,222	4,923,735	4,650,903	4,921,486
Selling and distribution expenses	273,907	334,802	208,067	260,476
General and administrative expenses	1,224,420	1,325,241	1,152,924	1,245,455
Financial expenses/(income) - net	279,343	(149,729)	255,314	(125,788)
Asset impairment losses	22,843	23,919	38,313	38,766
Investment loss/(income)	65,716	(8,157)	66,631	(5,441)
Including: Share of loss/(profit) of associates and joint ventures	65,716	(8,157)	74,710	2,638

Operating (loss)/profit	(163,870)	641,639	(161,756)	648,551

Add: Non-operating income	25,355	7,943	24,721	6,437
Less: Non-operating expenses	30,246	40,260	30,234	40,112
Including: losses on disposal of non-current assets	13,425	20,314	13,422	20,306

Total (loss)/profit	(168,761)	609,322	(167,269)	614,876

Less: Income tax expenses	(6,856)	167,015	(14,258)	159,574

Net (loss)/profit	(161,905)	442,307	(153,011)	455,302

Attributable to shareholders of the Company	(164,911)	438,020	—	—
Minority interests	3,006	4,287	—	—

(Loss)/Earnings per share
Basic (loss)/earnings per share(RMB)	(0.015)	0.041	—	—
Diluted (loss)/earnings per share(RMB)	(0.015)	0.041	—	—

Other comprehensive income	—	—	—	—

Total comprehensive (loss)/income	(161,905)	442,307	(153,011)	455,302

Attributable to shareholders of the Company	(164,911)	438,020	—	—
Minority interests	3,006	4,287	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2014	2013	2014	2013
	(unaudited)		(unaudited)
Items	Consolidated	Consolidated	Company	Company

Cash flows from operating activities
Cash received from sales of goods or rendering of services	60,118,351	64,970,200	51,488,974	58,176,748
Refund of taxes and surcharges	8,744	17,405	492	468
Cash received relating to other operating activities	12,749	13,696	12,048	30,751

Sub-total of cash inflows	60,139,844	65,001,301	51,501,514	58,207,967

Cash paid for goods and services	(51,692,730)	(54,298,982)	(43,299,776)	(47,639,895)
Cash paid to and on behalf of employees	(1,315,129)	(1,325,102)	(1,232,856)	(1,243,263)
Payments of taxes and surcharges	(6,010,938)	(5,707,812)	(5,980,078)	(5,690,114)
Cash paid relating to other operating activities	(284,599)	(293,674)	(512,380)	(254,333)

Sub-total of cash outflows	(59,303,396)	(61,625,570)	(51,025,090)	(54,827,605)

Net cash flows generated from operating activities	836,448	3,375,731	476,424	3,380,362

Cash flows from investing activities
Cash received from entrusted lendings	30,000	30,000	—	—
Cash received from returns on investments	24,547	37,664	8,079	8,079
Net cash received from disposal of fixed assets	5,189	2,785	5,173	746
Cash received relating to other investing activities	34,426	40,468	32,315	38,373

Sub-total of cash inflows	94,162	110,917	45,567	47,198

Cash paid to acquire fixed assets and other long-term assets	(418,272)	(623,055)	(418,095)	(618,950)
Cash payment of entrusted lendings	(38,000)	(30,000)	—	—
Investment in an associate	(11,541)	—	(11,541)	—

Sub-total of cash outflows	(467,813)	(653,055)	(429,636)	(618,950)

Net cash flows used in investing activities	(373,651)	(542,138)	(384,069)	(571,752)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2014	2013	2014	2013
	(unaudited)		(unaudited)
Items	Consolidated	Consolidated	Company	Company

Cash flows from financing activities
Cash received from borrowings	26,442,894	30,622,173	26,795,894	30,575,163

Sub-total of cash inflows	26,442,894	30,622,173	26,795,894	30,575,163

Cash repayments of borrowings	(26,512,307)	(33,125,198)	(26,499,797)	(33,097,798)
Cash paid for distribution of dividends or profits and interest expenses	(204,566)	(201,238)	(198,497)	(182,969)
Including: Cash payments for dividends or profit to minority shareholders of subsidiaries	(4,129)	(17,895)	—	—

Sub-total of cash outflows	(26,716,873)	(33,326,436)	(26,698,294)	(33,280,767)

Net cash flows (used in)/generated from financing activities	(273,979)	(2,704,263)	97,600	(2,705,604)

Effect of foreign exchange rate changes on cash and cash equivalents	105	2,414	9	(26)

Net increase in cash and cash equivalents	188,923	131,744	189,964	102,980

Add: Cash and cash equivalents at beginning of the period	133,256	160,962	78,448	119,148

Cash and cash equivalents at end of the period	322,179	292,706	268,412	222,128

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Attributable to equity shareholders of the Company
	Share	Capital	Specific	Surplus Undistributed		Minority	Total shareholders’
Items	capital	surplus	reserve	reserve	profits	interests	equity

Balance at 1 January 2013	7,200,000	2,914,763	8,179	5,151,770	915,707	266,783	16,457,202

Movements for the six months ended 30 June 2013
Net profit for the period	—	—	—	—	438,020	4,287	442,307
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(17,894)	(17,894)
Specific reserve
Accrued	—	—	62,343	—	—	—	62,343
Utilised	—	—	(36,398)	—	—	—	(36,398)

Balance at 30 June 2013	7,200,000	2,914,763	34,124	5,151,770	1,353,727	253,176	16,907,560

Balance at 1 January 2014	10,800,000	493,922	5,832	4,173,831	2,358,032	259,062	18,090,679

Movements for the six months ended 30 June 2014 (unaudited)
Net (loss)/profit for the period	—	—	—	—	(164,911)	3,006	(161,905)
Appropriation of profits
Distributions to shareholders	—	—	—	—	(540,000)	(4,129)	(544,129)
Specific reserve
Accrued	—	—	83,900	—	—	—	83,900
Utilised	—	—	(56,977)	—	—	—	(56,977)

Balance at 30 June 2014 (unaudited)	10,800,000	493,922	32,755	4,173,831	1,653,121	257,939	17,411,568

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

						Total
	Share	Capital	Specific	Surplus Undistributed		shareholders’
Items	capital	surplus	reserve	reserve	profits	equity

Balance at 1 January 2013	7,200,000	2,914,763	—	5,151,770	677,535	15,944,068

Movements for the six months ended 30 June 2013
Net profit for the period	—	—	—	—	455,302	455,302
Specific reserve
Accrued	—	—	59,200	—	—	59,200
Utilised	—	—	(34,796)	—	—	(34,796)

Balance at 30 June 2013	7,200,000	2,914,763	24,404	5,151,770	1,132,837	16,423,774

Balance at 1 January 2014	10,800,000	493,922	—	4,173,831	2,128,507	17,596,260

Movements for the six months ended 30 June 2014 (unaudited)
Net loss for the period	—	—	—	—	(153,011)	(153,011)
Appropriation of profits
Distributions to shareholders	—	—	—	—	(540,000)	(540,000)
Specific reserve
Accrued	—	—	81,700	—	—	81,700
Utilised	—	—	(55,044)	—	—	(55,044)

Balance at 30 June 2014 (unaudited)	10,800,000	493,922	26,656	4,173,831	1,435,496	16,929,905

5.2	Interim financial information prepared under International Financial Reporting Standard (Unaudited)

This interim financial information for the six-month period ended 30 June 2014 is unaudited, but has been reviewed by PricewaterhouseCoopers in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

Interim consolidated income statement

		Unaudited Six months ended 30 June
			2014	2013
	Note		RMB’000	RMB’000

Revenue	2		51,345,006		57,085,913
Sales taxes and surcharges			(4,654,222)		(4,923,735)

Net sales			46,690,784		52,162,178
Cost of sales			(46,223,927)		(51,330,080)

Gross profit			466,857		832,098

Selling and administrative expenses			(273,907)		(334,802)
Other operating income			49,626		27,952
Other operating expenses			(55,807)		(37,519)

Operating profit	2		186,769		487,729

Finance income	3		34,426		349,202
Finance expenses	3		(287,930)		(199,473)
Share of (loss)/profit of investments accounted for using the equity method			(60,716)		13,157

(Loss)/profit before income tax	3		(127,451)		650,615
Income tax expense	4		6,856		(173,116)

(Loss)/profit for the period			(120,595)		477,499

(Loss)/profit attributable to:
– Owners of the Company			(123,601)		473,212
– Non-controlling interests			3,006		4,287

			(120,595)		477,499

(Loss)/earnings per share attributable to owners of the Company for the period (expressed in RMB per share)
Basic (loss)/earnings per share	5	RMB	(0.011)	RMB	0.044

Diluted (loss)/earnings per share	5	RMB	(0.011)	RMB	0.044

		Unaudited Six months ended 30 June
			2014 RMB’000	2013 RMB’000
Dividends	6		540,000		—

Interim consolidated statement of comprehensive income

	Unaudited Six months ended 30 June
	2014 RMB’000	2013 RMB’000

(Loss)/profit for the period	(120,595)	477,499
Other comprehensive income for the period – net of tax	—	—

Total comprehensive (loss)/income for the period	(120,595)	477,499

(Loss)/profit attributable to:
– Owners of the Company	(123,601)	473,212
– Non-controlling interests	3,006	4,287

Total comprehensive (loss)/income for the period	(120,595)	477,499

Interim consolidated balance sheet

	Note	Unaudited 30 June 2014 RMB’000	Audited 31 December 2013 RMB’000

Assets

Non-current assets
Lease prepayment and other assets		799,293	916,995
Property, plant and equipment		15,785,007	16,669,479
Investment properties		422,567	429,292
Construction in progress		531,219	456,823
Investments accounted for using the equity method		2,862,144	2,993,594
Deferred income tax assets		698,648	684,599

		21,098,878	22,150,782

Current assets
Inventories		7,731,113	9,039,239
Trade receivables	7	219,488	147,807
Bills receivable	7	1,546,152	2,688,897
Other receivables and prepayments	7	353,115	345,696
Amounts due from related parties	7	2,182,070	2,131,133
Cash and cash equivalents		322,179	133,256

		12,354,117	14,486,028

Total assets		33,452,995	36,636,810

EQUITY

Equity attributable to owners of the Company
Share capital		10,800,000	10,800,000
Reserves		6,268,893	6,932,494

		17,068,893	17,732,494
Non-controlling interests		257,939	259,062

Total equity		17,326,832	17,991,556

Liabilities

Non-current liabilities
Borrowings	8	24,290	627,800

Current liabilities
Borrowings	8	7,711,680	7,094,026
Trade payables	9	2,478,505	2,739,953
Bills payable	9	13,047	8,680
Other payables	9	1,844,366	1,507,463
Amounts due to related parties	9	4,050,476	6,663,559
Income tax payable		3,799	3,773

		16,101,873	18,017,454

Total liabilities		16,126,163	18,645,254

Total equity and liabilities		33,452,995	36,636,810

Net current liabilities		(3,747,756)	(3,531,426)

Total assets less current liabilities		17,351,122	18,619,356

Notes to the condensed consolidated interim financial information

1	Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2013, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards which are effective for accounting periods beginning on or after 1 January 2014 and adopted by the Company.

(a)	The following new standards and amendments to standards are mandatory for the first time for the financial year beginning on 1 January 2014 and have no material impact to the Company:

•	Amendment to IAS 32 – ‘Financial instruments: Presentation’ on asset and liability offsetting

•	Amendment to IAS 36 – ‘Impairment of assets’ on recoverable amount disclosures

•	IFRIC 21 – ‘Levies’

(b)	The following new standards, amendments and interpretations to existing standards are mandatory for the first time for the financial year beginning 1 January 2014, but are not currently relevant to the Company:

•	Amendment to IFRS 10, 12 and IAS 27 – ‘Consolidation for investment entities’

•	Amendment to IAS 39 – ‘Financial Instruments: Recognition and Measurement’ – Novation of derivatives

There are no other amended standards or interpretations that are effective for the first time for this interim period that could be expected to have a material impact on this Group.

2	Segment information

The basis of segmentation and the basis of measurement of segment profit or loss, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2013, as described in those annual financial statements.

	Six months ended 30 June 2014			Six months ended 30 June 2013
	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers (note a) RMB’000	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers (note a) RMB’000

Synthetic fibres	1,455,724	—	1,455,724	1,648,861	—	1,648,861
Resins and plastics	6,113,490	120,663	5,992,827	7,029,230	130,040	6,899,190
Intermediate petrochemicals	15,547,911	8,676,997	6,870,914	19,487,264	9,689,067	9,798,197
Petroleum products	33,086,391	3,204,352	29,882,039	37,296,006	4,661,528	32,634,478
Trading of petrochemical products	8,082,312	1,407,682	6,674,630	7,328,146	1,682,100	5,646,046
All others segments	1,056,286	587,414	468,872	1,237,441	778,300	459,141

Total	65,342,114	13,997,108	51,345,006	74,026,948	16,941,035	57,085,913

	Six months ended 30 June 2014 RMB’000	Six months ended 30 June 2013 RMB’000

Profit/(loss) from operations
Synthetic fibres	(289,780)	(277,569)
Resins and plastics	(262,983)	(624,393)
Intermediate petrochemicals	59,283	704,843
Petroleum products	558,269	612,208
Trading of petrochemical products	26,164	6,344
All others	95,816	66,296

Total consolidated profit from operations	186,769	487,729

Net finance (expenses)/income	(253,504)	149,729

Share of (loss)/profit of investments accounted for using the equity method	(60,716)	13,157

(Loss)/profit before taxation	(127,451)	650,615

2	Segment information (continued)

Note (a): Sales to Sinopec Corp., its subsidiaries and joint ventures are as follows:

	Six months ended 30 June 2014 RMB’000	Six months ended 30 June 2013 RMB’000

Intermediate petrochemicals	1,346,768	1,238,968
Petroleum products	27,522,679	30,153,151
Trading of petrochemical products	2,514,519	3,049,003
Others	108,685	227,326

Total	31,492,651	34,668,448

	30 June 2014 Total Assets RMB’000	31 Dec 2013 Total Assets RMB’000

Allocated assets

Synthetic fibres	1,874,617	1,942,127
Resins and plastics	1,965,792	2,160,187
Intermediate petrochemicals	5,981,841	6,603,970
Petroleum products	16,012,799	18,333,268
Trading of petrochemical products	829,529	743,409
All others	2,190,070	2,315,330

Allocated assets	28,854,648	32,098,291

Unallocated assets

Investments accounted for using the equity method	2,862,144	2,993,594
Deferred tax assets	698,648	684,599
Investment property	422,567	429,292
Others	614,988	431,034

Unallocated assets	4,598,347	4,538,519

Total assets	33,452,995	36,636,810

2	Segment information (continued)

	30 June 2014 Total liabilities RMB’000	31 Dec 2013 Total liabilities RMB’000

Allocated liabilities

Synthetic fibres	227,554	320,028
Resins and plastics	908,742	1,390,865
Intermediate petrochemicals	1,026,062	1,773,356
Petroleum products	4,469,095	6,363,608
Trading of petrochemical products	1,123,190	972,403
Others	75,292	103,168

Allocated liabilities	7,829,935	10,923,428

Unallocated liabilities

Borrowings – current part	7,711,680	7,094,026
Borrowings – non-current part	24,290	627,800
Dividends payable	560,258	—

Unallocated liabilities	8,296,228	7,721,826

Total liabilities	16,126,163	18,645,254

3	(Loss)/profit before income tax

(a)	Finance (expenses)/income – net

	Six months ended 30 June
	2014	2013
	RMB’000	RMB’000

Net foreign exchange gain	—	308,734
Interest income	34,426	40,468

Finance income	34,426	349,202

Interest on bank and other borrowings	(204,373)	(199,473)
Net foreign exchange loss	(83,557)	—

Finance expenses	(287,930)	(199,473)

Finance (expenses)/income – net	(253,504)	149,729

(b)	Other items

	Six months ended 30 June
	2014	2013
	RMB’000	RMB’000

Amortisation of lease prepayments	8,804	9,163
Depreciation	984,751	1,068,279
Research and development costs	20,126	21,293
Write-down of inventories	22,864	23,869
Net loss on disposal of property, plant and equipment	8,205	19,508
Refund of education surcharges	—	(274)

The inventory write-downs of RMB22,864 thousands was mainly due to that the carrying amount of inventories were lower than the net realisable value (six months ended 30 June 2013: RMB23,869 thousands).

4	Income tax expense

	Six months ended 30 June
	2014	2013
	RMB’000	RMB’000

Provision for PRC income tax for the period	7,193	7,441
Deferred taxation	(14,049)	165,675

	(6,856)	173,116

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2013: 25%) on the estimated assessable income of the six months ended 30 June 2014 determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

5	(Loss)/earnings per share

The calculation of basic (loss)/profit per share is based on the loss attributable to equity shareholders of the Company for the six months ended 30 June 2014 of RMB123,601 thousands (six months ended 30 June 2013: profit of RMB473,212 thousands) and 10,800,000,000 shares (six months ended 30 June 2013: 10,800,000,000 shares) shares in issue during the interim period. In determining the weighted average number of ordinary shares in issue during the six months ended 30 June 2013, the 3,600,000,000 shares issued by way of capitalisation of reserves in December 2013 have been regarded as if these shares were in issue since 1 January 2013. Earnings per share for the six months ended 30 June 2013 were restated accordingly.

The Group had no dilutive potential ordinary shares in existence during the six months ended 30 June 2014 and 2013.

6	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 6 June 2013, no dividend was approved and declared for the year ended 31 December 2012. The Board of Directors did not propose the payment of an interim dividend for the period ended 30 June 2013.

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2014, a final dividend of RMB540,000 thousands was approved and declared for the year ended 31 December 2013. The Board of Directors did not propose the payment of an interim dividend for the period ended 30 June 2014.

7	Trade and other receivables

	As at	As at
	30 June 2014	31 December 2013
	RMB’000	RMB’000

Trade receivables	219,535	147,855
Less: allowance for doubtful debts	(47)	(48)

	219,488	147,807

Bills receivable	1,546,152	2,688,897
Amounts due from related parties	2,182,070	2,131,133

	3,947,710	4,967,837

Other receivables and prepayments (i)	353,115	345,696

	4,300,825	5,313,533

(i)	For the six months ended 30 June 2014, the associates and joint ventures of the Group declared dividends with total amount of RMB82,275 thousands to the Group (sixed months ended 30 June 2013: RMB47,664 thousands). As at 30 June 2014, RMB57,728 thousands among the aforementioned dividends were not yet received and therefore were recorded in other receivables and prepayments (31 December 2013: Nil).

Amounts due from related parties represent trade-related balances.

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment loss for bad and doubtful debts) is as follows:

	As at	As at
	30 June 2014	31 December 2013
	RMB’000	RMB’000

Invoice date:
Within one year	3,947,688	4,967,817
Between one and two years	22	20

	3,947,710	4,967,837

Sales to third parties are generally on cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8	Borrowings

	As at	As at
	30 June 2014	31 December 2013
	RMB’000	RMB’000

Short term loans	7,711,680	7,094,026
Long term loans
–Between one and two years	—	—
–Between two years and five years (i)	24,290	627,800

Subtotal	24,290	627,800

Total	7,735,970	7,721,826

(i)	The Company made early repayments for the long-term borrowing with total amount of RMB600 million in January and June 2014. This long-term borrowing had an interest rate of 5.76% per annum with original maturity date on December 14, 2016.

The Group has the following undrawn borrowing facilities:

	As at	As at
	30 June 2014	31 December 2013
	RMB’000	RMB’000

Floating rate:
– expiring within one year (bank loans)	17,728,050	12,519,447
– expiring beyond one year (bank loans)	4,490,000	5,854,845

	22,218,050	18,374,292

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

9	Trade and other payables

	As at	As at
	30 June 2014	31 December 2013
	RMB’000	RMB’000

Trade payables	2,478,505	2,739,953
Bills payable	13,047	8,680
Amounts due to related parties	4,050,476	6,663,559

Subtotal	6,542,028	9,412,192

Staff salaries and welfares payable	43,415	41,418
Taxes payable (exclude income tax payable)	789,344	836,909
Interest payable	13,131	10,740
Dividends payable (i)	560,258	20,918
Construction payable	127,025	342,754
Other liabilities	311,193	254,724

Subtotal of other payables	1,844,366	1,507,463

	8,386,394	10,919,655

(i)	As described in Note 6, a final dividend of RMB540,000 thousands was approved and declared by the Annual General Meeting for the year ended 31 December 2013. As at 30 June 2014, dividends payable amounting to RMB273,000 thousands was due to Sinopec Corp.

As at 30 June 2014 and 31 December 2013, all trade and other payables of the Group were non-interest bearing.

9	Trade and other payables (continued)

At 30 June 2014, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) based on invoice date were as follows:

	As at	As at
	30 June 2014	31 December 2013
	RMB’000	RMB’000

Within one year	6,484,975	9,357,833
Between one and two years	11,236	19,869
Over two years	45,817	34,490

	6,542,028	9,412,192

5.3	Reconciliation between financial statements prepared under cas and IFRS

The Company is listed on the Stock Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is reviewed by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net (loss)/profit (Consolidated)		Net assets (Consolidated)
	For the six months
	ended 30 June
	2014	2013	30 June 2014	31 December
	(unaudited)		(unaudited)	2013

Under CAS	(164,911)	438,020	17,153,629	17,831,617
Adjustments under IFRS-Government grants(a)	14,387	15,348	(84,736)	(99,123)
Safety production costs(b)	26,923	25,945	—	—
Effects of the above adjustments on deferred tax	—	(6,101)	—	—

Under IFRS	(123,601)	473,212	17,068,893	17,732,494

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By order of the Board
Wang Zhiqing
Chairman

Shanghai, the PRC, 28 August 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang